EXHIBIT 99.1


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

April 15, 2002

Dear Sir or Madam:

Arthur Andersen LLP has represented to Chief Consolidated Mining Company that the audit completed as of December 31, 2001 and for the fiscal year then ended was subject to its quality control system for the United States accounting and audit practice. Arthur Andersen LLP has provided assurance to Chief Consolidated Mining Company that the audit was conducted in compliance with professional standards, with the appropriate continuity of personnel working on the audit and that national office consultation was available. Personnel at foreign affiliates of Arthur Andersen LLP were not relevant to this audit.

Sincerely,

/s/ John E. Henderson

John E. Henderson
Treasurer and Secretary